December 10, 2010
VIA EDGAR AND UPS OVERNIGHT DELIVERY
Ms. Sonia Barros
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Re:	Steadfast Income REIT, Inc. Post-Effective Amendment No. 1 to Registration Statement on Form S-11 Filed November 12, 2010 File No. 333-160748
Dear Ms. Barros:
     This letter sets forth the response of Steadfast Income REIT, Inc. (the “Company”) to your verbal comments of November 22, 2010, with regard to the filing referenced above. For your convenience, we have set forth below your comments followed by the Company’s relevant responses. The Company has filed today Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-11 (“Amendment No. 1”) via EDGAR, which reflects the responses below. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 1.
1.	Comment: We note the disclosure at page 6 of Prospectus Supplement No. 2 included in Post-Effective Amendment No. 1 with regard to the payment of distributions at an annualized rate of 7.0%. As the Company has not paid two full quarters of distributions, revise the disclosure to either delete the language regarding the annualized rate or clarify that the annualized distribution rate would be achieved if distributions are paid each day over a 365-day period and that there is no guarantee that the Company will pay such distributions at this rate in the future, if at all.

Response: The Company has deleted the noted language at page 6 of Prospectus Supplement No. 4 included in Amendment No. 1 (“Supplement No. 4”) and has revised the disclosure at page 5 of Supplement No. 4 to include the cautionary language regarding future payments of distributions.

Ms. Sonia Barros
December 10, 2010

2.	Comment: Add a column in the table under “Information Regarding Our Distributions” indicating cash flow provided by (used in) operating activities.

Response: The Company has revised the table under “Information Regarding Our Distributions” at page 7 of Supplement No. 4 to include the column “net cash used in operating activities.” Please note that because this item is calculated on a quarterly basis and the Company has not yet paid distributions for a full quarter, the table has been revised to include distribution payments for the third quarter of 2010 and the narrative discloses information for distribution payments for October and November.
     In connection with preparing Amendment No. 1, all information has been updated to September 30, 2010.
     The Company has authorized us to acknowledge on its behalf that (i) should the SEC or the staff of the SEC (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (ii) the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Ms. Sonia Barros
December 10, 2010

     Thank you for your consideration of the Company’s responses to your comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (214) 922-3405.

Sincerely, /s/ Gustav F. Bahn Gustav F. Bahn